UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SILVER BULL RESOURCES, INC.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

591257100

(CUSIP number)

December 13, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

13G/A

CUSIP No. 591257100	Page 2 of 7 Pages

(1)	NAME OF REPORTING PERSON: Coeur d’Alene Mines Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Idaho
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 17,353,000 (see Item 4(c))
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 17,353,000 (see Item 4(c))
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,353,000 (see Item 4(a))
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7% (see Item 4(b))
(12)	TYPE OF REPORTING PERSON (See Instructions) CO

13G/A

CUSIP No. 591257100	Page 3 of 7 Pages

This statement on Schedule 13G/A (this “Statement”) is being filed by Coeur d’Alene Mines Corporation (“Coeur”) to amend its Schedule 13G originally filed on June 3, 2011 and relates to the shares of common stock, par value $0.01 per share (“Common Shares”) of Silver Bull Resources, Inc. (“Silver Bull”), a Nevada corporation.

Item 1	(a) Name of Issuer:

Silver Bull Resources, Inc.

(b) Address Of Issuer’s Principal Executive Offices:

885 West Georgia Street, Suite 2200 Vancouver, B.C. V6C 3E8

Item 2	(a) Name of Person Filing:

Coeur d’Alene Mines Corporation

(b) Address of Principal Business Office, or, if None, Residence:

The principal business address of Coeur is PO Box I, 505 Front Avenue, Coeur d’Alene, Idaho, 83816.

(c) Citizenship:

Idaho

(d) Title of Class of Securities:

Common Stock, par value $0.01 per share

(e) CUSIP Number:

591257100

13G/A

CUSIP No. 591257100	Page 4 of 7 Pages

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group in accordance with §240.13d-1(b)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

13G/A

CUSIP No. 591257100	Page 5 of 7 Pages

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of December 13, 2011, Coeur may be deemed to be the beneficial owner of an aggregate of 17,353,000 Common Shares, representing 12.7% of the class of Common Shares.

(b) Percent of class:

12.7% (based on 136,160,157 Common Shares outstanding, reflecting 115,110,157 Common Shares outstanding as of September 2, 2011, as reported in Silver Bull’s Form 10-Q filed September 6, 2011, plus 21,050,000 new Common Shares issued to Coeur and other investors, as reported in Silver Bull’s Form 8-K filed on December 13, 2011).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

17,353,000 (see Item 4(a))

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

17,353,000 (see Item 4(a))

(iv) Shared power to dispose or to direct the disposition of

0

13G/A

CUSIP No. 591257100	Page 6 of 7 Pages

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G/A

CUSIP No. 591257100	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify as of December 16, 2011 that the information set forth in this statement is true, complete and correct.

COEUR D’ALENE MINES CORPORATION

By:	/s/ Frank L. Hanagarne Jr.
Name:	Frank L. Hanagarne Jr.
Title:	Senior Vice President and Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).